Filed Pursuant to Rule 433
Registration No. 333-161937
Free Writing Prospectus dated December 9, 2009

214,950 Shares
Magnum Hunter Resources Corporation
10.25% Series C Cumulative Perpetual Preferred Stock

December 9, 2009

PRICING TERM SHEET

Issuer:	Magnum Hunter Resources Corporation

Securities:	10.25% Series C Cumulative Perpetual Preferred Stock

Offering Size:	214,950 Shares (or 247,192 Shares if the Underwriter exercises in full its option to purchase 32,242 additional Shares)

Ticker / Exchange:	MHR.PR.C / NYSE Amex

Amount:	$5,373,750 (or $6,179,800 if the Underwriter exercises in full its option to purchase 32,242 additional Shares)

Public Offering Price:	$25.00 per Share

Liquidation Preference:	$25.00 per Share

Stated Dividend Rate:	10.25%, cumulative from (but excluding) the date of issuance, subject to step-up to penalty dividend rate following failure to pay dividends for four consecutive or non-consecutive quarters
Equivalent Annual Payment at Stated Rate:	$2.5625 per Share

Penalty Dividend Rate:	12.50%

Equivalent Annual Payment at Penalty Rate:	$3.125 per Share

Dividend Dates:	March 31, June 30, September 30, December 31

First Dividend Payment Date:	March 31, 2010

First Optional Call Date:	December 14, 2011

Voting Rights:	None, except during the pendency of a penalty dividend period and for certain material changes to the terms of the Shares, as described in the prospectus supplement

Mandatory Call:	Only upon Change of Ownership or Control not involving a Qualified Public Company, at specified Redemption Amount, as described in the prospectus supplement

Maturity:	None (perpetual, subject to mandatory calls as described above and in prospectus supplement)

Day Count:	30/360

Underwriting Discount:	5.00%

Price to Issuer:	$23.75 per share

Proceeds to Issuer, Without Exercise of Option to Purchase Additional Shares:
We will receive net proceeds of approximately $4,880,062.50 from our sale of 214,950 shares of preferred stock in this offering, after deducting the underwriting discount and $225,000 estimated offering expenses payable by us.

Proceeds to Issuer With Exercise of Option to Purchase Additional Shares:
We will receive net proceeds of approximately $5,645,810 if the Underwriter exercises in full its option to purchase 32,242 additional Shares, after deducting the underwriting discount and $225,000 estimated offering expenses payable by us.

Use of Proceeds:
We intend to use the net proceeds from this offering to reduce our indebtedness, to fund our drilling program and the recently announced proposed acquisition of the assets of Triad Energy Corporation and certain of its affiliates (as described in the prospectus supplement) and for general corporate purposes.

Selling Concession:	$0.75

Reallowance:	$0.10

Trade Date:	December 9, 2009

Settlement Date:	December 14, 2009

Sole Underwriter:	Wunderlich Securities, Inc.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-726-0557.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Magnum Hunter Resources Corporation on December 8, 2009 (amending and replacing in its entirety the preliminary prospectus supplement dated November 30, 2009) relating to its Prospectus dated October 15, 2009.